7/28

Follow-Up Materials

06015576

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Matsui Securities Co

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 02 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 05215

FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 7/31/06

File No. 82-5215

松井証券

ネットストック

July 25, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Consolidated and Non-Consolidated Financial Summary under Japanese GAAP for the Year Ended March 31, 2006

If you have any further questions or requests for additional information please do not hesitate to contact Koji TAYAMA at 011-813-5216-0653 (telephone), 011-813-5216-8639 (facsimile) or k-tayama@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By________________
Name: Shinichi UZAWA
Title: Chief Financial Officer

Consolidated Financial Summary under Japanese GAAP
For the Year Ended March 31, 2006

Date: April 28, 2006
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: Hanzomon First Bldg 6F, 1-4, Kojimachi, Chiyoda-ku, Tokyo,102-8516 Japan
Stock exchange listing: Tokyo
Representative: Michio Matsui: President and Chief Executive Officer
Date of board meeting approving the account settlement: April 28, 2006
Application of US GAAP: None

Note: All figures in the financial statements are rounded off to the nearest millionth.

Consolidated financial summary for the year ended March 31, 2006

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Year ended March 31, 2006	57,072	(54.6)	54,150	(56.4)	37,116	(64.2)	37,062	(64.2)
Year ended March 31, 2005	36,918	(47.5)	34,623	(45.9)	22,607	(58.3)	22,571	(61.0)

	Net income		Earnings/share	Fully diluted earnings/share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Year ended March 31, 2006	20,650	(63.3)	77.11	68.78	35.2	4.2
Year ended March 31, 2005	12,645	(73.7)	140.98	125.56	28.5	3.8

Note: 1. Investment gain and loss on equity method: None
2. Average number of shares outstanding: Year ended Mar. 31, 2006 267,808,149 shares; Year ended Mar. 31, 2005 88,989,029 shares
3. Change in accounting policies: None
4. The % change indicated for Operating revenues, Net operating revenues, Operating income, Ordinary income and Net income is the change by the year ended March 31, 2005 and 2005.
5. The Company split its stock three-for-one on May 17, 2005. Per share data for the year ended March 31, 2006 are calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31 2006. Per share data for the year ended March 31, 2005 are calculated without such assumption.
Under the assumption that the Company split its stock at the beginning of the former fiscal year, per share data for the year ended March 31, 2005 are calculated as shown below.

Per share data calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2005

	Earnings/share	Fully diluted earnings/share
	(Yen)	(Yen)
Year ended Mar. 31, 2005	46.99	41.85

(2) Financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity/share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
Year ended March 31, 2006	1,067,210	67,645	6.3	252.17
Year ended March 31, 2005	703,456	49,715	7.1	557.20

Note: 1. Number of shares outstanding: As of Mar. 31, 2006 268,250,059 shares
As of Mar. 31, 2005 89,045,096 shares

2.The Company split its stock three-for-one on May 17, 2005. Per share data for the year ended March 31, 2006 are calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2006. Per share data for the year ended March 31, 2005 are calculated without such assumption.
Under the assumption that the Company split its stock at the beginning of the former fiscal year, per share data for the year ended March 31, 2005 are calculated as shown below.

Per share data calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2005

	Shareholder's equity/share
	(Yen)
Year ended Mar.31, 2005	185.73

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalent at the end of period
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Year ended March 31, 2006	−30,650	−949	72,750	102,403
Year ended March 31, 2005	−25,019	−1,026	57,552	61,251

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 1 company

Affiliates applicable of equity method: None

(5) Change in scope of consolidation and equity method application: None

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

1. Information on Group Companies

    Translation omitted.

2. Management Policy

    Translation omitted.

3. Business results and Financial Positions for the year ended March 31, 2006

    Translation omitted.

4. Risk factors

    Translation omitted.

Consolidated Balance Sheets

Item	Note	March 31, 2005			March 31, 2006		
		Millions of Yen		%	Millions of Yen		%
(Assets)							
I Current Assets							
Cash and bank deposits			61,251			102,403	
Cash segregated as deposits			223,003			322,005	
Cash in trust			9,000			1,000	
Trading assets			107			—	
Net receivables arising from pre-settlement date trades			923			705	
Margin account assets:			389,358			610,279	
Loans receivable from Customers		384,484			606,561		
Cash deposited as collateral for securities borrowed from securities finance companies		4,875			3,719		
Receivables on collateralized securities transactions:			1,610			1,747	
Cash deposits collateral for securities borrowed		1,610			1,747		
Receivables from customers and others			133			17	
Advance paid for subscription			—			66	
Short-term guarantee deposits			6,795			13,066	
Prepaid expenses			183			190	
Accrued income			3,431			5,050	
Deferred income taxes			613			1,116	
Others			1,033			2,793	
Allowance for doubtful accounts			(171)			(391)	
Total current assets			697,270	99.1		1,060,045	99.3
II Fixed assets							
1 Tangible fixed assets	1		1,155	0.2		1,111	0.1
Buildings		433			406		
Equipment and instruments		249			237		
Land		474			468		
2 Intangible assets			2,253	0.3		2,779	0.3
Software		2,215			2,748		
Others		39			31		
3 Investments and others			2,777	0.4		3,275	0.3
Investment securities		1,680			1,934		
Investment in partnership		2			3		
Long-term loans receivables		30			283		
Long-term guarantee deposits		202			225		
Long-term prepaid expenses		13			9		
Deferred income taxes		776			1,032		
Others		104			551		
Allowance for doubtful accounts		(31)			(760)		
Total fixed assets			6,185	0.9		7,165	0.7
Total assets			703,456	100.0		1,067,210	100.0

Item	Note	March 31, 2005			March 31, 2006		
		Millions of Yen		%	Millions of Yen		%
(Liabilities)							
I Current liabilities							
Trading assets			0			—	
Margin account liabilities:			142,920			218,035	
Loans from securities finance companies		103,384			178,733		
Proceeds of securities sold on customers' account		39,535			39,302		
Payables on collateralized securities transactions:			73,780			153,120	
Cash deposits as collateral for securities loaned		73,780			153,120		
Deposits received			106,567			155,473	
Guarantee money received			137,467			196,235	
Suspense account for undelivered securities			1			8	
Short-term borrowings			93,829			118,650	
Commercial paper			1,000			—	
Bond due within one year			—			20,000	
Deferred revenue			99			100	
Accounts payable			750			827	
Accrued expenses			1,353			2,120	
Accrued income taxes			6,342			12,141	
Accrued bonuses			301			383	
Others			0			0	
Total current liabilities			564,409	80.2		877,091	82.2
II Long-term liabilities							
Bond			40,000			40,000	
Convertible bond			40,000			39,800	
Long-term borrowings			7,203			39,643	
Reserve for directors' retirement bonuses			241			235	
Others			0			0	
Total long-term liabilities			87,443	12.4		119,678	11.2
III Statutory reserves							
Reserve for securities transactions	2		1,888			2,795	
Total statutory reserves			1,888	0.3		2,795	0.3
Total liabilities			653,740	92.9		999,565	93.7
(Shareholders' equity)							
I Common Stock			11,469	1.7		11,750	1.1
II Capital surplus			9,317	1.3		9,598	0.9
III Earned surplus			28,737	4.1		45,497	4.2
IV Net unrealized gain (loss) on investment securities, net of taxes			213	0.0		822	0.1
V Treasury Stock			(21)	(0.0)		(22)	(0.0)
Total shareholders' equity			49,715	7.1		67,645	6.3
Total liabilities and shreholders'equity			703,456	100.0		1,067,210	100.0

Consolidated Statements of Income

Item	Note	Year ended March 31, 2005			Year ended March 31, 2006		
		Millions of Yen		%	Millions of Yen		%
I Operating revenues							
Commissions			27,083			42,477	
Brokerage commissions		25,182			39,182		
Underwriting and selling commissions		307			164		
Subscription and distribution commission		29			23		
Others		1,564			3,108		
Net gain (loss) on trading			(88)			(244)	
Interest and dividend income			9,923			14,839	
Total operating revenues			36,918	100.0		57,072	100.0
II Interest expenses			2,295			2,922	
Net Operating revenues			34,623	93.8		54,150	94.9
III Selling, general and administrative expenses			12,016	32.6		17,034	29.9
Transaction related expenses		3,339			5,000		
Employees' compensation and benefits		1,927			1,979		
Occupancy and rental		273			324		
Data processing and office supplies		5,373			7,173		
Depreciation		754			1,050		
Duties and taxes other than income taxes		195			353		
Provision of allowance for doubtful accounts		—			949		
Others		154			206		
Operating income			22,607	61.2		37,116	65.0
IV Non-operating income			73	0.2		175	0.3
Compensation received		—			122		
Others		73			53		
V Non-operating expenses			108	0.3		230	0.4
Bond issuing costs		95			83		
Syndicated loan fee		2			109		
Others		12			37		
Ordinary income			22,571	61.1		37,062	64.9

Item	Note	Year ended March 31, 2005 Millions of Yen		%	Year ended March 31, 2006 Millions of Yen		%
VI Special profits							
Gain on sales of investment securities		—			189		
Reversal of allowance for doubtful accounts		49			—		
Total special profits			49	0.2		189	0.4
VII Special losses							
Loss on sales and disposals of property and equipment		19			87		
Loss of impaired assets		—			6		
Provision for statutory reserves		627			907		
Devaluation loss on telephone subscription rights		8			—		
Devaluation loss on corporate golf membership and resort membership		—			31		
Total special losses			653	1.8		1,031	1.8
Income before income taxes			21,967	59.5		36,220	63.5
Income taxes - current		9,487			16,746		
Income taxes - deferred		(164)	9,322	25.2	(1,176)	15,570	27.3
Net income			12,645	34.3		20,650	36.2

Consolidated Statements of Retained Earnings

Item	Note	Year ended March 31, 2005 Millions of Yen		Year ended March 31, 2006 Millions of Yen	
(Capital surplus)					
I Beginning balance of capital surplus			9,312		9,317
II Increase in capital surplus					
1 Issuance of new shares on the exercise of new-share purchase rights		6	6	281	281
III Capital surplus at end of period			9,317		9,598
(Earned surplus)					
IV Beginning balance of earned surplus			18,352		28,737
V Increase in earned surplus					
1 Net income		12,645	12,645	20,650	20,650
VI Decrease in earned surplus					
1 Cash dividends		2,183		3,792	
2 Bonus to directors		74		99	
3 Bonus to corporate auditors		3	2,260	—	3,891
VII Earned surplus at end of period			28,737		45,497

Consolidated Statements of Cash Flows

Item	Note	Year ended March 31, 2005	Year ended March 31, 2006
		Millions of Yen	Millions of Yen
I Cash flows from operating activities			
Income before income taxes		21,967	36,220
Depreciation and amortization		754	1,050
Net change in allowance for doubtful accounts		(265)	949
Net change in accrued bonuses		301	82
Net change in reserve for securities transactions		627	907
Interest and dividend income		(568)	(1,139)
Interest expenses		925	1,116
Interest income on margin transactions		(9,288)	(13,581)
Interest expenses on margin transactions		1,227	1,626
Loss on sales and disposals of property and equipment		19	87
Loss of impaired assets		—	6
Devaluation loss on telephone subscription rights		8	—
Loss on sales of investment securities		—	(189)
Devaluation loss on corporate golf membership and resort membership		—	31
Net change in deposits segregated for customers		(40,002)	(99,002)
Net change in cash in trust		(4,600)	8,000
Net change in trading assets		73	107
Net change in net receivables arising from pre-settlement date trades		(909)	218
Net change in margin assets and liabilities		(86,626)	(145,805)
Net change in receivable on collateralized securities transactions		(1,610)	(137)
Net change in deposits received		27,206	48,913
Net change in cash collateral for securities loaned		50,202	79,340
Net change in guarantee deposits received		24,490	58,768
Net change in short-term guarantee deposits		(5,897)	(6,271)
Bonus to director		(77)	(99)
Others		(147)	(1,969)
Sub total		(22,189)	(30,771)
Interest and dividend received		521	1,081
Interest paid		(860)	(1,098)
Interest on margin transactions received		8,128	12,726
Interest on margin transactions paid		(1,208)	(1,641)
Income taxes paid		(9,412)	(10,946)
Net cash flows from operating activities		(25,019)	(30,650)
II Cash flows from investing activities			
Payments for purchases of property and equipment		(275)	(93)
Payments for purchases of intangible assets		(622)	(1,795)
Payments for purchases of investment securities		(130)	—
Proceeds from sales of investment securities		—	954
Proceeds from maturity and cancellation of insurance contracts		0	—
Others		1	(16)
Net cash flows from investing activities		(1,026)	(949)

		Year ended March 31, 2005	Year ended March 31, 2006
Item	Note	Millions of Yen	Millions of Yen
Ⅲ Cash flows from financing activities			
Net change in short-term borrowings		40,200	51,000
Net change in commercial paper		(2,000)	(1,000)
Proceeds from long-term borrowings		4,500	37,100
Repayments of long-term borrowings		(2,377)	(30,839)
Proceeds from issuance of bonds		19,905	19,917
Repayment for corporate bond		(500)	—
Proceeds from issuance of shares		10	358
Payments for purchase of treasury stock		(4)	(1)
Dividends paid		(2,183)	(3,784)
Net cash flows from financing activities		57,552	72,750
Ⅳ Translation difference of cash and cash equivalent		(0)	0
Ⅴ Net change in cash and cash equivalent		31,507	41,152
Ⅵ Cash and cash equivalent at beginning of period		29,744	61,251
Ⅶ Cash and cash equivalent at end of period	1	61,251	102,403

Significant accounting policies for the consolidated financial statements

The consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Consolidated Financial Statements" (Ministry of Finance Ordinance No. 28, 1976) and its Article 46 and 68 .

1. Scope of consolidation: Number of consolidated subsidiary is 1 (Matsui Real Estate Co., Ltd.)
2. Application of equity method: The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.
3. Accounting period: The fiscal year of the consolidated subsidiary ends March 31, the same fiscal year-end as the parent company.
4. Accounting policies:

(1) Valuation of securities and derivatives

(I) Securities and derivatives classified in trading assets: securities and derivatives classified in trading assets are valued at fair value.

(II) Securities not classified in trading assets: other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of significant depreciable assets

(I) Tangible fixed assets: the Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

(II) Intangible assets: straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accounting policies for significant provisions

(I) Allowance for doubtful accounts: an allowance for doubtful accounts is provided for estimated irrecoverable doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

(II) Accrued bonuses: estimated amount of employees' bonuses is accrued.

(4) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(5) Accounting for significant hedging transactions

The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The Company accounts for its interest rate swap trading pursuant to an allowed alternative method.

(6) Other material items

National and local consumption taxes are separately recorded.

5. Statements of appropriation of retained earnings: Statements of appropriation of retained earnings are prepared based on the approved appropriation of retained earnings of consolidated companies.

6. Scope of "Cash and cash equivalents" in consolidated statements of cash flows: "Cash and cash equivalents" in the consolidated statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.

(Accounting for the impairment of fixed assets)

The Company has applied "Accounting for the impairment of fixed assets "(Statement on the introduction of Accounting for the impairment of fixed assets (Business Accounting Council, August 9, 2004)" and the "Application guidance on the impairment of fixed assets (Application Guidance of Accounting Standard Board of Japan No. 6, Accounting Standard Board of Japan, October 31, 2003)). The effect of this is the 6 million Yen decrease of the income before income taxes. Accumurated impairment loss is directly deducted from the amounts of the fixed assets.

Notes to consolidated financial statements

(Notes to consolidated balance sheets)

1. Accumulated depreciation deduced from tangible assets is as follow (millions of Yen)

Year ended March 31, 2005	415
Year ended March 31, 2006	476

2. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to consolidated statement of cash flows)

The reconciliation between the Cash and cash equivalent and the balance of cash and bank deposits presented in the consolidated balance sheet is as follows.

(Millions of yen)

	As of March 31, 2005	As of March 31, 2006
Cash and bank deposits	61,251	102,403
Cash and cash equivalent	61,251	102,403

Segment Information

Information related to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the operating revenue or operating income of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information related to segment information on geographic areas and export sales has been omitted, because the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the Year ended Mar. 31, 2005 ('04. 4. 1 - '04. 6.30)	2Q of the Year ended Mar. 31, 2005 ('04. 7. 1 - '04. 9.30)	3Q of the Year ended Mar. 31, 2005 ('04.10. 1 - '04.12.31)	4Q of the Year ended Mar. 31, 2005 ('05. 1. 1 - '05. 3.31)	Total for the year ended Mar. 31, 2005 ('04. 4. 1 - '05. 3.31)
Operating revenues	10,407	8,536	7,989	9,986	36,918
Commissions	7,990	6,116	5,531	7,446	27,083
Net gain (loss) on trading	13	(2)	(7)	(92)	(88)
Interest and dividend income	2,403	2,421	2,466	2,633	9,923
Interest expenses	603	534	626	532	2,295
Net operating revenues	9,804	8,001	7,363	9,454	34,623
Selling, general and administrative expenses	3,162	2,683	2,950	3,221	12,016
Transaction related expenses	926	753	770	890	3,339
Employees' compensation and benefits	522	399	489	517	1,927
Occupancy and rental	67	67	69	70	273
Data processing and office supplies	1,329	1,248	1,348	1,449	5,373
Depreciation	175	182	191	207	754
Duties and taxes other than income taxes	56	47	40	51	195
Provision of allowance for doubtful accounts	48	(48)	–	–	–
Others	38	35	44	37	154
Operating income	6,642	5,319	4,412	6,233	22,607
Non-operating income and expenses	(55)	12	22	(15)	(35)
Ordinary income	6,588	5,330	4,435	6,218	22,571
Special profits and losses	(123)	(112)	(146)	(223)	(604)
Income before income taxes	6,465	5,218	4,289	5,995	21,967
Income taxes-current	2,375	2,449	1,741	2,922	9,487
Income taxes-deferred	315	(190)	70	(359)	(164)
Net income	3,775	2,959	2,478	3,433	12,645

(Millions of Yen)

Item	1Q of the Year ended Mar. 31, 2006 ('05. 4. 1 - '05. 6.30)	2Q of the Year ended Mar. 31, 2006 ('05. 7. 1 - '05. 9.30)	3Q of the Year ended Mar. 31, 2006 ('05.10. 1 - '05.12.31)	4Q of the Year ended Mar. 31, 2006 ('06. 1. 1 - '06. 3.31)	Total for the year ended Mar. 31, 2006 ('05. 4. 1 - '06. 3.31)
Operating revenues	9,693	12,770	16,379	18,230	57,072
Commissions	6,718	9,524	13,060	13,175	42,477
Net gain (loss) on trading	(31)	(58)	(700)	544	(244)
Interest and dividend income	3,005	3,304	4,019	4,511	14,839
Interest expenses	620	776	795	731	2,922
Net operating revenues	9,073	11,994	15,584	17,499	54,150
Selling, general and administrative expenses	3,427	3,621	4,311	5,676	17,034
Transaction related expenses	981	1,099	1,322	1,598	5,000
Employees' compensation and benefits	501	384	470	624	1,979
Occupancy and rental	72	80	85	86	324
Data processing and office supplies	1,497	1,659	1,991	2,027	7,173
Depreciation	237	252	273	288	1,050
Duties and taxes other than income taxes	58	80	94	120	353
Provision of allowance for doubtful accounts	21	8	17	903	949
Others	58	59	60	29	206
Operating income	5,646	8,373	11,274	11,823	37,116
Non-operating income and expenses	9	(2)	(98)	37	(54)
Ordinary income	5,655	8,371	11,176	11,860	37,062
Special profits and losses	(184)	(260)	(97)	(301)	(842)
Income before income taxes	5,471	8,111	11,079	11,559	36,220
Income taxes-current	1,914	3,898	4,874	6,059	16,746
Income taxes-deferred	333	(403)	(130)	(977)	(1,176)
Net income	3,224	4,615	6,334	6,477	20,650

Non-Consolidated Financial Summary under Japanese GAAP
For the Year Ended March 31, 2006

Date: April 28, 2006
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: Hanzomon First Bldg 6F, 1-4, Kojimachi, Chiyoda-ku, Tokyo,102-8516 Japan
Stock exchange listing: Tokyo
Representative: Michio Matsui: President and Chief Executive Officer
Unit of shares: 100 shares
Date of board meeting approving the account settlement: April 28, 2006
Expected date of dividend payment to be started: June 26, 2006
Date of the shareholders' meeting: June 25, 2006
Interim dividend: The Company's rule allows interim dividend.

Note: All figures in the financial statements are rounded off to the nearest millionth.

Non-Consolidated financial summary for the year ended March 31, 2006

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Year ended March 31, 2006	57,072	(54.6)	54,150	(56.4)	37,113	(64.2)	37,052	(64.2)
Year ended March 31, 2005	36,918	(47.5)	34,623	(45.9)	22,601	(58.3)	22,559	(61.1)

	Net income		Earnings/share	Fully diluted earnings/share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Year ended March 31, 2006	20,644	(63.4)	77.08	68.76	35.2	4.2
Year ended March 31, 2005	12,638	(73.7)	140.90	125.49	28.5	3.8

Note 1. Average number of shares outstanding
Year ended Mar. 31, 2006 267,808,149 shares
Year ended Mar. 31, 2005 88,989,029 shares

2. Change in accounting policies: None
3. The % change indicated for Operating revenues, Net operating revenues, Operating income, Ordinary income and Net income is the change by the year ended March 31, 2005 and 2005.
4. The Company split its stock three-for-one on May 17, 2005. Per share data for the year ended March 31, 2006 are calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31 2006. Per share data for the year ended March 31, 2005 are calculated without such assumption. Under the assumption that the Company split its stock at the beginning of the former fiscal year, per share data for the year ended March 31, 2005 are calculated as shown below.

Per share data calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2005

	Earnings/share	Fully diluted earnings/share
	(Yen)	(Yen)
Year ended Mar. 31, 2005	46.97	41.83

(2) Dividends

	Dividend			Annual total	Dividends Payout ratio	Dividends per shareholders' equity
		Interim	Annual			
	(Yen)	(Yen)	(Yen)	(Millions of Yen)	(Yen)	(Yen)
Year ended March 31, 2006	23.09	0.00	23.09	6,194	30.0	9.2
Year ended March 31, 2005	42.58	0.00	42.58	3,792	30.0	7.6

(3) Financial position

	Total assets	Shareholders' equity	Shareholders' Equity ratio	Earnings/ shareholders' equity	Capital Adequacy ratio
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)	(%)
Year ended March 31, 2006	1,067,143	67,581	6.3	251.93	382.6
Year ended March 31, 2005	703,393	49,658	7.1	556.56	371.5

Note 1. Number of shares outstanding: As of Mar. 31, 2006 268,250,059 shares
As of Mar. 31, 2005 89,045,096 shares
2. Number of treasury stocks: March 31, 2006 31,426 shares
March 31, 2005 10,219 shares

2.The Company split its stock three-for-one on May 17, 2005. Per share data for the year ended March 31, 2006 are calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2006. Per share data for the year ended March 31, 2005 are calculated without such assumption. Under the assumption that the Company split its stock at the beginning of the former fiscal year, per share data for the year ended March 31, 2005 are calculated as shown below.

Per share data calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2005

	Shareholder's equity/share
	(Yen)
Year ended Mar.31, 2005	185.52

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying non-consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Non-Consolidated Balance Sheets

		March 31, 2005			March 31, 2006		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Assets)							
I Current Assets							
Cash and bank deposits			61,074			102,214	
Cash segregated as Deposits			223,003			322,005	
Cash in trust			9,000			1,000	
Trading assets			107			—	
Net receivables arising from pre-settlement date trades			923			705	
Margin account assets:			389,358			610,279	
Loans receivable from Customers		384,484			606,561		
Cash deposited as collateral for securities borrowed from securities finance companies		4,875			3,719		
Receivables on collateralized securities transactions:			1,610			1,747	
Cash deposits collateral for securities borrowed		1,610			1,747		
Receivables from customers and others			133			17	
Advance paid for subscription			—			66	
Short-term guarantee deposits			6,795			13,066	
Prepaid expenses			182			190	
Accrued income			3,431			5,050	
Deferred income taxes			613			1,115	
Others			1,033			2,793	
Allowance for doubtful accounts			(171)			(391)	
Total current assets			697,092	99.1		1,059,856	99.3
II Fixed assets							
1 Tangible fixed assets	1		821	0.1		784	0.1
Buildings		377			356		
Equipment and instruments		249			237		
Land		195			191		
2 Intangible assets			2,253	0.3		2,779	0.3
Software		2,215			2,748		
Others		39			31		
3 Investments and others			3,227	0.5		3,724	0.3
Investment securities		1,680			1,934		
Shares of affiliated companies		450			450		
Investment in partnership		2			3		
Long-term loans receivables		30			283		
Long-term guarantee deposits		202			225		
Long-term prepaid expenses		13			9		
Deferred income taxes		776			1,031		
Others		104			551		
Allowance for doubtful accounts		(31)			(760)		
Total fixed assets			6,301	0.9		7,287	0.7
Total assets			703,393	100.0		1,067,143	100.0

		March 31, 2005			March 31, 2006		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Liabilities)							
I Current liabilities							
Trading assets			0			—	
Margin account liabilities:			142,920			218,035	
Loans from securities finance companies		103,384			178,733		
Proceeds of securities sold on customers' account		39,535			39,302		
Payables on collateralized securities transactions:			73,780			153,120	
Cash deposits as collateral for securities loaned		73,780			153,120		
Deposits received			106,566			155,472	
Guarantee money received			137,467			196,235	
Suspense account for undelivered securities			1			8	
Short-term borrowings			93,829			118,650	
Commercial paper			1,000			—	
Bond due within one year			–			20,000	
Deferred revenue			98			99	
Accounts payable			750			826	
Accrued expenses			1,353			2,120	
Accrued income taxes			6,339			12,140	
Accrued bonuses			301			382	
Others			0			0	
Total current liabilities			564,404	80.2		877,088	82.2
II Long-term liabilities							
Bond			40,000			40,000	
Convertible bond			40,000			39,800	
Long-term borrowings			7,203			39,643	
Reserve for directors' retirement bonuses			241			235	
Total long-term liabilities			87,443	12.4		119,678	11.2
III Statutory reserves							
Reserve for securities transactions	2		1,888			2,795	
Total statutory reserves			1,888	0.3		2,795	0.3
Total liabilities			653,735	92.9		999,562	93.7

Item	Note	March 31, 2005			March 31, 2006		
		Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)							
I Common Stock			11,469	1.7		11,750	1.1
II Capital surplus							
1 Additional paid-in capital			9,317			9,598	
Total capital surplus			9,317	1.3		9,598	0.9
III Earned surplus							
1 Earned surplus reserves			159			159	
2 Voluntary reserves			4,250			4,250	
Special purpose reserves		4,250			4,250		
3 Inappropriate retained earnings			24,271			41,024	
Total earned surplus			28,680	4.1		45,433	4.2
IV Net unrealized gain (loss) on investment securities, net of taxes			213	0.0		822	0.1
V Treasury stock			(21)	(0.0)		(22)	(0.0)
Total shareholders' equity			49,658	7.1		67,581	6.3
Total liabilities and shareholders' equity			703,393	100.0		1,067,143	100.0

Non-consolidated Statements of Income

		Year ended March 31, 2005			Year ended March 31, 2006		
Item	Note	Millions of Yen		%	Millions of Yen		%
I Operating revenues							
Commissions			27,083			42,477	
Brokerage commissions		25,182			39,182		
Underwriting and selling commissions		307			164		
Subscription and distribution commissions		29			23		
Others		1,564			3,108		
Net gain (loss) on trading	1		(88)			(244)	
Interest and dividend income			9,923			14,839	
Total operating revenues			36,918	100.0		57,072	100.0
II Interest expenses			2,295			2,922	
Net operating revenues			34,623	93.8		54,150	94.9
III Selling, general and administrative expenses			12,022	32.6		17,037	29.9
Transaction related expenses		3,339			5,000		
Employees' compensation and benefits		1,923			1,974		
Occupancy and rental		295			344		
Data processing and office supplies		5,376			7,173		
Depreciation	2	748			1,044		
Duties and taxes other than income taxes		189			348		
Provision of allowance for doubtful accounts		—			949		
Others		152			205		
Operating income			22,601	61.2		37,113	65.0
IV Non - operating income			67	0.2		168	0.3
Compasation received		—			122		
Others		67			46		
V Non – operating expenses			108	0.3		230	0.4
Bond issuing costs		95			83		
Syndicated loan fee		2			109		
Others		12			37		
Ordinary income			22,559	61.1		37,052	64.9

Item	Note	Year ended March 31, 2005 Millions of Yen		%	Year ended March 31, 2006 Millions of Yen		%
Ⅵ Special profits							
Gain on sales of investment securities		—			189		
Reversal of allowance for doubtful acounts		49			—		
Total special profits			49	0.2		189	0.3
Ⅶ Special losses							
Loss on sales and disposals of property and equipment		19				87	
Loss of impaired assets		—				4	
Provision for statutory reserves		627				907	
Devaluation loss on telephone subscription rights		8				—	
Devaluation loss on corporate golf membership and resort membership		—				31	
Total special losses			653	1.8		1,029	1.8
Income before income taxes			21,954	59.5		36,212	63.4
Income taxes - current		9,481			16,744		
Income taxes - deferred		(164)	9,317	25.3	(1,176)	15,568	27.2
Net income			12,638	34.2		20,644	36.2
Inappropriate retained earnings at the beginning of period			11,633			20,380	
Inappropriate retained earnings at the end of period			24,271			41,024	

Statements of appropriation of retained earnings

		Year ended March 31, 2005 *2		Year ended March 31, 2006 (Plan)	
Item	Note	(Millions of Yen)		(Millions of Yen)	
I Inappropriate retained earnings at the beginning of period			24,271		41,024
II Appropriation					
Dividends *1		3,792		6,194	
Bonuses to directors		99	3,891	—	6,194
III Inappropriate retained earnings brought forward to the following period			20,380		34,830

*Note 1 For fiscal 2005: Cash dividend per share 42.58 Yen
For fiscal 2006: Cash dividend per share 23.09 Yen subject to the approval at the shareholders' meeting)

2 The appropriation of retained earnings for fiscal 2005 was approved at the shareholders' meeting on June 26, 2005

Significant accounting policies for the non-consolidated financial statements

The non-consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 59, 1963), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963) and its Article 2.

Accounting policies:

(1) Valuation of securities and derivatives

(I) Securities and derivatives classified in trading assets: securities and derivatives classified in trading assets are valued at fair value.

(II) Securities not classified in trading assets: other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of significant depreciable assets

(I) Tangible fixed assets: the Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

(II) Intangible assets: straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accrued Assets

The entire bond issuing cost is expensed at the issuance.

(4) Accounting policies for significant provisions

(I) Allowance for doubtful accounts: an allowance for doubtful accounts is provided for estimated irrecoverable doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

(II) Accrued bonuses: estimated amount of employees' bonuses is accrued.

(III) Reserve for Securities transactions: the Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies".

(5) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(6) Accounting for significant hedging transactions

The Company uses interest rate swap trading to limit exposures to fluctuations in interest rates.

The Company accounts for its interest rate swap trading pursuant to an allowed alternative method.

(7) Other material items

National and local consumption taxes are separately recorded.

(Accounting for the impairment of fixed assets)

The Company has applied "Accounting for the impairment of fixed assets "(Statement on the introduction of Accounting for the impairment of fixed assets (Business Accounting Council, August 9, 2004)" and the "Application guidance on the impairment of fixed assets (Application Guidance of Accounting Standard Board of Japan No. 6, Accounting Standard Board of Japan, October 31, 2003)). The effect of this is the 4 million Yen decrease of the income before income taxes. Accumurated impairment loss is directly deducted from the amounts of the fixed assets.

Notes to non-consolidated financial statements

(Notes to non-consolidated balance sheets)

1. Accumulated depreciation deduced from tangible assets is as follow (millions of Yen)

Year ended March 31, 2005	274
Year ended March 31, 2006	328

2. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to non-consolidated Statements of income)

1. The details of net gain on trading

(Millions of Yen)

	Year ended Mar. 31, 2005	Year ended Mar. 31, 2006
Stocks	(94)	(253)
Bonds/Others	6	9
Bonds	—	—
Others	6	9
Total	(88)	(244)

2. The details of depreciation

(Millions of Yen)

	Year ended Mar. 31, 2005	Year ended Mar. 31, 2006
Tangible fixed assets	81	91
Intangible assets	666	953
Investments and others	1	1
Total	748	1,044

(Reference)

Supplemental Information for Non-Consolidated Financial Summary

1. Commission revenues

(1) Commission revenues by item

(Millions of Yen)

	Year ended March 31, 2006 (A)	Year ended March 31, 2005 (B)	Comparison (A) / (B)
Brokerage	39,182	25,182	155.6%
(Stocks)	39,040	25,060	155.8%
(Bonds)	—	—	—
(Beneficiary certificates)	105	86	121.6%
(Others)	37	36	102.4%
Underwriting and selling	164	307	53.5%
Subscription and distribution	23	29	78.5%
Others	3,108	1,564	198.7%
Total	42,477	27,083	156.8%

(2) Commission revenues by product

(Millions of Yen)

	Year ended March 31, 2006 (A)	Year ended March 31, 2005 (B)	Comparison (A) / (B)
Stocks	40,074	25,993	154.2%
Bonds	—	—	—
Beneficiary certificates	111	91	121.6%
Others	2,293	998	229.7%
Total	42,477	27,083	156.8%

2. Net trading gain

(Millions of Yen)

		Year ended March 31, 2006 (A)	Year ended March 31, 2005 (B)	Comparison (A) / (B)
Stocks		(253)	(94)	—
Bonds and others		9	6	151.3%
	Bonds	—	—	—
	Others	9	6	151.3%
Total		(244)	(88)	—

3. Stock Trading

(Millions of shares, Millions of Yen)

	Year ended March 31, 2006 (A)		Year ended March 31, 2005 (B)		Comparison (A) / (B)	
	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	45,009	33,537,762	31,260	20,402,719	144.0%	164.4%
(Proprietary trading)	3	7,760	9	4,042	33.7%	192.0%
(Brokerage)	45,006	33,530,002	31,251	20,398,678	144.0%	164.4%
Brokerage/Total	100.0%	100.0%	100.0%	100.0%		
Brokerage commission per share (Yen)	0.86		0.80			

4. Underwriting and selling, subscription and distribution

(Millions of shares, Millions of Yen)

			Year ended March 31, 2006 (A)	Year ended March 31, 2005 (B)	Comparison (A) / (B)
Underwriting and selling	Stocks	(Number of shares)	0	1	54.5%
		(Value)	4,042	7,087	57.0%
	Bonds	(Face value)	—	—	—
	Beneficiary certificates	(Value)	—	—	—
	Commercial paper and others	(value)	—	—	—
Subscription and distribution	Stocks	(Number of shares)	0	0	71.3%
		(Value)	988	849	116.3%
	Bonds	(Face value)	—	—	—
	Beneficiary certificates	(Value)	2,486	3,160	78.7%
	Commercial paper and others	(Value)	—	—	—

5. Capital Adequacy Ratio

(Millions of Yen)

			As of March 31, 2006	As of March 31, 2005
Tier I capital		(A)	66,759	49,554
Tier II capital	Net unrealized gain on investment		821	213
	Statutory reserves		2,795	1,888
	Allowance for doubtful accounts		390	171
	Total	(B)	4,007	2,272
Assets to be deducted from equity capital		(C)	5,957	5,207
Equity capital after deduction	(A) + (B) − (C)	(D)	64,810	42,618
Risk	Market risk		185	166
	Counter party risk		12,945	8,341
	Basic risk		3,807	2,963
	Total	(E)	16,938	11,471
Capital adequacy ratio		(D) / (E)	382.6%	371.5%

Note: Capital adequacy ratio as of March 31, 2005 is calculated with appropriated retained earnings being deducted from Tier I capital.

6. Summary of Quarterly Non-Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the Year ended Mar. 31, 2005 ('04. 4. 1 - '04. 6.30)	2Q of the Year ended Mar. 31, 2005 ('04. 7. 1 - '04. 9.30)	3Q of the Year ended Mar. 31, 2005 ('04.10. 1 - '04.12.31)	4Q of the Year ended Mar. 31, 2005 ('05. 1. 1 - '05. 3.31)	Total for the year ended Mar. 31, 2005 ('04. 4. 1 - '05. 3.31)
Operating revenues	10,407	8,536	7,989	9,986	36,918
Commissions	7,990	6,116	5,531	7,446	27,083
Net gain (loss) on trading	13	(2)	(7)	(92)	(88)
Interest and dividend income	2,403	2,421	2,466	2,633	9,923
Interest expenses	603	534	626	532	2,295
Net operating revenues	9,804	8,001	7,363	9,454	34,623
Selling, general and administrative expenses	3,164	2,684	2,952	3,222	12,022
Transaction related expenses	926	753	770	890	3,339
Employees' compensation and benefits	520	398	488	516	1,923
Occupancy and rental	73	73	74	75	295
Data processing and office supplies	1,332	1,248	1,348	1,449	5,376
Depreciation	173	180	190	205	748
Duties and taxes other than income taxes	54	45	39	50	189
Provision of allowance for doubtful accounts	48	(48)	—	—	—
Others	37	34	43	37	152
Operating income	6,640	5,317	4,411	6,232	22,601
Non-operating income and expenses	(56)	10	21	(16)	(42)
Ordinary income	6,584	5,327	4,432	6,216	22,559
Special profits and losses	(123)	(112)	(146)	(223)	(604)
Income before income taxes	6,461	5,215	4,286	5,993	21,954
Income taxes-current	2,373	2,448	1,740	2,920	9,481
Income taxes-deferred	315	(189)	70	(359)	(164)
Net income	3,773	2,957	2,477	3,432	12,638

(Millions of Yen)

Item	1Q of the Year ended Mar. 31, 2006 ('05. 4. 1 - '05. 6.30)	2Q of the Year ended Mar. 31, 2006 ('05. 7. 1 - '05. 9.30)	3Q of the Year ended Mar. 31, 2006 ('05.10. 1 - '05.12.31)	4Q of the Year ended Mar. 31, 2006 ('06. 1. 1 - '06. 3.31)	Total for the year ended Mar. 31, 2006 ('05. 4. 1 - '06. 3.31)
Operating revenues	9,693	12,770	16,379	18,230	57,072
Commissions	6,718	9,524	13,060	13,175	42,477
Net gain (loss) on trading	(31)	(58)	(700)	544	(244)
Interest and dividend income	3,005	3,304	4,019	4,511	14,839
Interest expenses	620	776	795	731	2,922
Net operating revenues	9,073	11,994	15,584	17,499	54,150
Selling, general and administrative expenses	3,427	3,622	4,312	5,676	17,037
Transaction related expenses	981	1,099	1,322	1,598	5,000
Employees' compensation and benefits	500	383	469	623	1,974
Occupancy and rental	77	85	90	91	344
Data processing and office supplies	1,497	1,659	1,991	2,026	7,173
Depreciation	236	251	271	287	1,044
Duties and taxes other than income taxes	57	79	93	119	348
Provision of allowance for doubtful accounts	21	8	17	903	949
Others	58	58	60	29	205
Operating income	5,646	8,372	11,273	11,857	37,113
Non-operating income and expenses	7	(4)	(100)	35	(61)
Ordinary income	5,653	8,368	11,173	11,822	37,052
Special profits and losses	(184)	(260)	(97)	(299)	(840)
Income before income taxes	5,469	8,108	11,076	11,558	36,212
Income taxes-current	1,914	3,898	4,876	6,055	16,744
Income taxes-deferred	333	(403)	(130)	(976)	(1,176)
Net income	3,222	4,612	6,330	6,479	20,644

7. Operational information for Netstock

First half of fiscal 2003

	Apr. 2003	May 2003	Jun. 2003	Jul. 2003	Aug. 2003	Sep. 2003
Number of Netstock accounts	93,411	95,164	97,266	100,429	103,934	108,311
(Change)	(1,324)	(1,753)	(2,102)	(3,163)	(3,505)	(4,377)
Number of Netstock margin accounts	25,394	25,889	26,478	27,671	28,949	30,324
(Change)	(244)	(495)	(589)	(1,193)	(1,278)	(1,375)
Number of share trades via Netstock	671,059	764,828	1,011,839	1,120,759	976,406	1,167,254
Total value of shares traded via Netstock (Millions of Yen)	483,889	567,306	840,678	1,142,328	967,915	1,361,834

Second half of fiscal 2003

	Oct. 2003	Nov. 2003	Dec. 2003	Jan. 2004	Feb. 2004	Mar. 2004
Number of Netstock accounts	113,211	117,112	120,448	124,905	133,228	143,229
(Change)	(4,900)	(3,901)	(3,336)	(4,457)	(8,323)	(10,001)
Number of Netstock margin accounts	31,855	33,000	34,069	35,200	36,260	37,763
(Change)	(1,531)	(1,145)	(1,069)	(1,131)	(1,060)	(1,503)
Number of share trades via Netstock	1,464,661	880,831	879,429	1,072,906	948,776	1,824,028
Total value of shares traded via Netstock (Millions of Yen)	1,855,648	1,003,125	960,410	1,214,834	1,073,486	2,212,713

First half of fiscal 2004

	Apr. 2004	May 2004	Jun. 2004	Jul. 2004	Aug. 2004	Sep. 2004
Number of Netstock accounts	156,021	169,132	177,804	185,468	192,427	201,002
(Change)	(12,792)	(13,111)	(8,672)	(7,664)	(6,959)	(8,575)
Number of Netstock margin accounts	39,350	40,852	42,052	43,081	43,847	44,711
(Change)	(1,587)	(1,502)	(1,200)	(1,029)	(766)	(864)
Number of share trades via Netstock	2,060,086	1,383,328	1,650,460	1,468,081	1,251,581	1,357,833
Total value of shares traded via Netstock (Millions of Yen)	2,760,897	1,670,956	1,982,609	1,699,343	1,369,640	1,407,994

Second half of fiscal 2004

	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005
Number of Netstock accounts	210,147	219,658	232,808	242,370	254,082	269,471
(Change)	(9,145)	(9,511)	(13,150)	(9,562)	(11,712)	(15,389)
Number of Netstock margin accounts	45,616	46,807	47,688	48,661	49,912	51,316
(Change)	(905)	(1,191)	(881)	(973)	(1,251)	(1,404)
Number of share trades via Netstock	1,317,782	1,381,641	1,513,759	1,740,455	1,752,030	2,171,658
Total value of shares traded via Netstock (Millions of Yen)	1,311,479	1,309,593	1,442,605	1,648,786	1,678,374	2,139,140

First half of fiscal 2005

	Apr. 2005	May 2005	Jun. 2005	Jul. 2005	Aug. 2005	Sep. 2005
Number of Netstock accounts	284,919	298,884	314,216	326,371	338,003	351,407
(Change)	(15,448)	(13,945)	(15,332)	(12,155)	(11,632)	(13,404)
Number of Netstock margin accounts	52,554	53,548	55,880	57,367	58,505	60,171
(Change)	(1,239)	(994)	(2,332)	(1,487)	(1,138)	(1,666)
Number of share trades via Netstock	1,663,372	1,587,016	1,932,327	1,931,507	2,403,068	2,524,468
Total value of shares traded via Netstock (Millions of Yen)	1,616,400	1,425,449	1,708,605	1,774,880	2,548,285	2,925,199

Second half of fiscal 2005

	Oct. 2005	Nov. 2005	Dec. 2005	Jan. 2006	Feb. 2006	Mar. 2006
Number of Netstock accounts (Change)	367,728 (16,321)	386,639 (18,911)	409,766 (23,127)	433,868 (24,102)	475,451 (41,583)	517,521 (42,070)
Number of Netstock margin accounts (Change)	61,454 (1,283)	62,697 (1,243)	64,245 (1,548)	66,329 (2,084)	68,731 (2,402)	71,154 (2,423)
Number of share trades via Netstock	2,392,812	2,857,554	3,566,327	3,578,778	3,134,644	2,768,540
Total value of shares traded via Netstock (Millions of Yen)	2,674,613	3,467,632	4,667,683	4,402,204	3,531,738	2,818,275